Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     COMPTON OBTAINS NOTEHOLDER SUPPORT FOR RECAPITALIZATION TRANSACTION

     CALGARY, Sept. 14 /CNW/ - Compton Petroleum Corporation (TSX - CMT) is
pleased to announce that the required majority of holders of the outstanding
US$450.0 million 7 5/8% senior notes due 2013 (the "Senior Notes") have approved the recapitalization of those notes (the "Recapitalization") under which all of the Senior Notes are to be exchanged for a combination of:

     <<
     -   US$238.5 million of 10% senior notes due 2017 (the "New Notes"), subject to a further note exchange as described below; and

     -   US$184.5 million of cash.
     >>

     The Recapitalization remains subject to bank and court approval, as well as other conditions to the completion of the Recapitalization that are typical of transactions of this nature. Compton anticipates formally applying for court approval of the Recapitalization on or about September 17, 2010, and that the Recapitalization will be completed on or about October 18, 2010. The
Corporation entered into support agreements with an informal ad hoc committee of noteholders as part of the announced transaction and in respect of their support of the Recapitalization. As a condition to the completion of the
Recapitalization, Compton has agreed with this noteholder committee to concurrently issue to them US$45 million of Compton Finance 10% senior mandatory convertible notes (the "Mandatory Convertible Notes") due September
2011 in exchange for US$45 million of New Notes, and to pay to those noteholders a placement fee of US$3.7 million in connection with that exchange. This exchange reduces the principal amount of the New Notes to
US$193.5 million.

     Upon completion of the Recapitalization:

     <<
     -   Compton will have rebalanced its consolidated capital structure by reducing the total amount of debt outstanding by approximately
         $236 million since December 31, 2009, from $616 million to
         $380 million (excluding the US$45 Mandatory Convertible Notes);

     -   The Senior Bank Facility will be increased to an authorized limit of
         $225.0 million, comprised of a revolving term facility authorized at
         $210.0 million and a revolving working capital facility authorized at
         $15.0 million, and two new members were added to the syndicate;

     -   The Senior Bank Facility's term will be changed such that, if not extended at lenders option in 2011, the undrawn portion of the Senior
         Bank Facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility;

     -   The interest margins on the Senior Bank Facility will be reduced by
         0.50% from previous levels; and

     -   The annual cash interest cost of Compton's consolidated outstanding debt will be reduced by approximately $11.0 million.
     >>

     "We're pleased with the approval of the Recapitalization," said Tim
Granger, President and CEO. "The Recapitalization will be a significant step in the repositioning of our existing capital structure, and we believe that it will substantially improve capital markets' confidence in the Corporation. We can further focus on delivering value from our assets through the effective implementation of our strategic growth plan."
     For each US$1,000 of principal amount of Senior Notes held, Noteholders who chose Election A (the New Note option) will receive approximately US$940 of New Notes on completion of the Recapitalization. Those who chose Election B
(the cash option) will receive approximately US$537.73 of cash and US$402.27 of New Notes.

     Advisories

     Forward-Looking Statements

     Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to
"reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
     The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's update regarding the Plan of Arrangement and Recapitalization transactions.
Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     About Compton Petroleum Corporation

     Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays:
the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at
High River in southern Alberta, and the shallower Southern Plains sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. Natural gas represents approximately 84% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

     %CIK: 0001043572

     /For further information: Susan J. Soprovich, Director, Investor
Relations, Ph: (403) 668-6732; C.W. Leigh Cassidy, Vice President, Finance &
CFO, Ph: (403) 205-5812, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 18:32e 14-SEP-10